SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

               FOR THE THREE-YEAR PERIOD ENDING DECEMBER 31, 2007

  STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES
                           AS SPECIFIED IN RULE 71(B)

     1.   Name and business address of person filing statement.

          Thelen Reid & Priest LLP ("TRP"), 875 Third Avenue, New York, New York 10022; 200 Campus Drive, Florham Park, New Jersey 07932; 701 Pennsylvania Avenue, Washington, D.C. 20004; 101 Second Street, San Francisco, California 94105.

     2. Names and business addresses of any persons through whom the undersigned has engaged in activities described in Item 4 below.

          New York, New York: William T. Baker, Jr., James J. Cesare, Douglas E. Davidson, Richard Farmer, Frederick R. Fucci, Tammy Fudem, Thomas P. Giblin, Jr., Walter T. Godlewski, III, Jennifer Goldberg, David P. Graybeal, Richard S. Green, Etie Hertz, Thomas J. Igoe, Jr., John T. Hood, Ira H. Jolles, Safal K. Joshi, Stephen H. Kinney, Jr., William
          F. O'Brien, Jr., Bobbi O'Connor, Gregory G. Pavin, Robert J. Reger, Jr., Kimberly M. Reisler, Marianne Rosenberg, Maria Ross, Welton O. Seal, Jr., A. Scott Tinkham, Robert M. Vilter, James I. Warren, Timothy S. Wright.

          Florham Park, New Jersey: Michael Connolly, Gerald W. Conway, Julie L. Friedberg, Marc B. Lasky, Amy P.K. Motzenbecker, Elizabeth A. Quirk.

          Washington, D.C.: Linda Breathitt, Amy Comer, Howard A. Cooper, Raymond F. Dacek, Benjamin I. Delancy, Deborah A. DeMasi, Lee M. Goodwin, Robert T. Hall III, David E. Jacobson, William A. Kirk, Jr., Richard J. Leidl, Phillip G. Lookadoo, Andrew F. MacDonald, Joshua Mecham, James K. Mitchell, Edward L. Pittman, Walter L. Raheb, Richard
          Y. Roberts, John R. Schaefgen, Jr., James A. Stenger, Kenneth B. Weiner, Andrea Wolfman.


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          San  Francisco, California: Robert M. Blum, Leslie E. Sherman.

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          Allegheny Energy, Inc. and its subsidiaries Alliant Energy Corporation and its subsidiaries Ameren Corporation and its subsidiaries American Electric Power Company, Inc. and its subsidiaries Black Hills Corp. and its subsidiaries CenterPoint Energy, Inc. and its subsidiaries Cinergy Corporation and its subsidiaries Dominion Resources, Inc. and its subsidiaries Energy East Corporation and its subsidiaries Entergy Corporation and its subsidiaries E.ON ag and its subsidiaries Exelon Corporation and its subsidiaries FirstEnergy Corporation and its subsidiaries Great Plains Energy, Inc. and its subsidiaries National Fuel Gas Company and its subsidiaries NiSource, Inc. and its subsidiaries Pepco Holdings, Inc. and its subsidiaries PNM Resources, Inc. and its subsidiaries Progress Energy, Inc. and its subsidiaries Scana Corporation and its subsidiaries The Southern Company and its subsidiaries Xcel Energy, Inc. and its subsidiaries Ad Hoc Group of Registered Holding Companies

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

          Legal counsel for various matters including before the Securities and Exchange Commission, the Federal Energy Regulatory Commission and/or the United States Congress.

     5.   a.   Compensation received and estimated to be received by the
undersigned or other persons, directly or indirectly, for services described in
Item 4, above, and sources of compensation.


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                          SALARY OR OTHER COMPENSATION
                          ----------------------------

                                                           PERSON OR COMPANY FROM
     NAME OF          (A)                  (B)              FROM WHOME RECEIVED
    RECIPIENT       RECEIVED          TO BE RECEIVED         OR TO BE RECEIVED
       TRP       See Exhibit A/1/     See Exhibit A/1/    Allegheny Energy, Inc.
       TRP       See Exhibit A        See Exhibit A       Alliant Energy Corporation
       TRP       See Exhibit A        See Exhibit A       Ameren Corporation
       TRP       See Exhibit A        See Exhibit A       American Electric Power Company, Inc.
       TRP       See Exhibit A        See Exhibit A       Black Hills Corp.
       TRP       See Exhibit A        See Exhibit A       CenterPoint Energy, Inc.
       TRP       See Exhibit A        See Exhibit A       Cinergy Corporation
       TRP       See Exhibit A        See Exhibit A       Dominion Resources, Inc.
       TRP       See Exhibit A        See Exhibit A       E.ON ag
       TRP       See Exhibit A        See Exhibit A       Energy East Corporation
       TRP       See Exhibit A        See Exhibit A       Entergy Corporation
       TRP       See Exhibit A        See Exhibit A       Exelon Corporation
       TRP       See Exhibit A        See Exhibit A       FirstEnergy Corporation
       TRP       See Exhibit A        See Exhibit A       Great Plains Energy, Inc.
       TRP       See Exhibit A        See Exhibit A       National Fuel Gas Company
       TRP       See Exhibit A        See Exhibit A       NiSource, Inc.
       TRP       See Exhibit A        See Exhibit A       Pepco Holdings, Inc.
       TRP       See Exhibit A        See Exhibit A       PNM Resources, Inc.
       TRP       See Exhibit A        See Exhibit A       Progress Energy, Inc.
       TRP       See Exhibit A        See Exhibit A       Scana Corporation
       TRP       See Exhibit A        See Exhibit A       The Southern Company
       TRP       See Exhibit A        See Exhibit A       Xcel Energy, Inc.
       TRP       See Exhibit A        See Exhibit A       Ad Hoc Group of Registered Holding
                                                          Companies

_________
1    Exhibit A submitted under request for confidential treatment.

          b.   Basis for compensation if other than salary.

               Hourly billing rates plus routine expenses.

     6. Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
Item 4, above.

          a.   Total amount of routine expenses charged to client:

               See Exhibit A, submitted under a request for confidential treatment.

          b.   Itemized list of all other expenses:

               No other expenses.

                                           THELEN REID & PRIEST LLP


                                           By: /s/ William T. Baker, Jr.
                                               -------------------------
                                                  William T. Baker, Jr.
Date:    April 5, 2005


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                                                                   Exhibit Index
                                                                   -------------

Exhibit A - Compensation and Routine Expenses Received from Clients (submitted under a request for confidential treatment).